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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*



                        Cogent Communications Group Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    19239V104
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                Richard Pelletier
                    BNP Europe Telecom & Media Fund II, L.P.
                     c/o CIBC Financial Center, Third Floor,
                              11, Dr. Roy's Drive,
                                 P.O. Box 694 GT
                          Grand Cayman, Cayman Islands,
                               British West Indies
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                February 15, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  19239V104
--------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          BNP Europe Telecom & Media Fund II, L.P.
          Not applicable
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)
          (b)  X
--------------------------------------------------------------------------------
     3.   SEC Use Only
--------------------------------------------------------------------------------
     4.   Source of Funds

          WC
--------------------------------------------------------------------------------
     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

          Not applicable
--------------------------------------------------------------------------------
     6.   Citizenship or Place of Organization

          Cayman Islands, British West Indies
--------------------------------------------------------------------------------

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
                            7. Sole Voting Power

                               4,277,743.34 (1)
--------------------------------------------------------------------------------
                            8. Shared Voting Power

                               0
--------------------------------------------------------------------------------
                            9. Sole Dispositive Power

                               4,277,743.34(1)
--------------------------------------------------------------------------------
                           10. Shared Dispositive Power

                               0
--------------------------------------------------------------------------------
     11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          4,277,743.34 (1)
--------------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)

          12.68%
--------------------------------------------------------------------------------
     14.  Type of Reporting Person (See Instructions)

          PN
--------------------------------------------------------------------------------


(1) Includes 4,045,257.28 shares of common stock, par value $0.001 per share (the "Common Stock") of Cogent Communications Group, Inc. (the "Company") held of record by BNP Europe Telecom & Media Fund II, L.P. ("BNP ETMF") and 232,486.05 shares of Common Stock held of record by Natio Vie Developpement 3, Fonds Commun de Placement a Risque ("NVD3"). BNP ETMF may be deemed to beneficially own such shares held by NVD3 by virtue of their relationship, whereby BNP Private Equity SAS ("BNP PE") is the management company and general partner of NVD3, and BNP PE shares certain common directors with General Business Finance and Investment Ltd. ("GBFI"), the general partner of BNP ETMF. BNP PE, as the general partner of NVD3, has voting and dispositive power over those shares owned by NVD3. BNP PE also serves as an investment advisor to BNP ETMF; however, BNP PE does not have voting power or dispositive control over the shares held by BNP ETMF.

CUSIP No.  19239V104
--------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          General Business Finance and Investments, Ltd.
          Not applicable
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)
          (b)  X
--------------------------------------------------------------------------------
     3.   SEC Use Only
--------------------------------------------------------------------------------
     4.   Source of Funds

          WC
--------------------------------------------------------------------------------
     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

          Not applicable
--------------------------------------------------------------------------------

     6.   Citizenship or Place of Organization

          Cayman Islands, British West Indies
--------------------------------------------------------------------------------

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
                            7. Sole Voting Power

                               4,277,743.34 (2)
--------------------------------------------------------------------------------
                            8. Shared Voting Power

                               0
--------------------------------------------------------------------------------
                            9. Sole Dispositive Power

                               4,277,743.34 (2)
--------------------------------------------------------------------------------
                           10. Shared Dispositive Power

                               0
--------------------------------------------------------------------------------
     11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          4,277,743.34 (2)

--------------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)

          12.68%
--------------------------------------------------------------------------------
     14.  Type of Reporting Person (See Instructions)

          PN
--------------------------------------------------------------------------------

(2) Includes 4,045,257.28 shares of Common Stock held of record by BNP ETMF and 232,486.05 shares of Common Stock held of record by NVD3. BNP ETMF may be deemed to beneficially own such shares held by NVD3 by virtue of their relationship, whereby BNP PE is the management company and general partner of NVD3, and BNP PE shares certain common directors with GBFI, the general partner of BNP ETMF. BNP PE, as the general partner of NVD3, has voting and dispositive power over those shares owned by NVD3. BNP PE also serves as an investment advisor to BNP ETMF; however, BNP PE does not have voting power or dispositive control over the shares held by BNP ETMF.

CUSIP No.  19239V104
--------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Natio Vie Developpement 3, Fonds Commun de Placement a Risque

          Not applicable
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
         (b)  X
--------------------------------------------------------------------------------
     3.   SEC Use Only
--------------------------------------------------------------------------------
     4.   Source of Funds

         WC
--------------------------------------------------------------------------------
     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

          Not applicable
--------------------------------------------------------------------------------
     6.   Citizenship or Place of Organization

          France
--------------------------------------------------------------------------------


Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
                            7. Sole Voting Power

                               4,277,743.34 (3)
--------------------------------------------------------------------------------
                            8. Shared Voting Power

                               0

--------------------------------------------------------------------------------
                            9. Sole Dispositive Power

                               4,277,743.34 (3)
--------------------------------------------------------------------------------

                           10. Shared Dispositive Power

                               0
--------------------------------------------------------------------------------
     11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          4,277,743.34 (3)
--------------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11) 12.68%

--------------------------------------------------------------------------------
     14.  Type of Reporting Person (See Instructions)

          PN
--------------------------------------------------------------------------------

(3) Includes 4,045,257.28 shares of Common Stock held of record by BNP ETMF and 232,486.05 shares of Common Stock held of record by NVD3. BNP ETMF may be deemed to beneficially own such shares held by NVD3 by virtue of their relationship, whereby BNP PE is the management company and general partner of NVD3, and BNP PE shares certain common directors with GBFI, the general partner of BNP ETMF. BNP PE, as the general partner of NVD3, has voting and dispositive power over those shares owned by NVD3. BNP PE also serves as an investment advisor to BNP ETMF; however, BNP PE does not have voting power or dispositive control over the shares held by BNP ETMF.

CUSIP No.  19239V104
--------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). BNP Private Equity SAS

          Not applicable
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)
          (b)  X
--------------------------------------------------------------------------------
     3.   SEC Use Only
--------------------------------------------------------------------------------
     4.   Source of Funds

          WC
--------------------------------------------------------------------------------
     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

          Not applicable
--------------------------------------------------------------------------------

     6.   Citizenship or Place of Organization

          France
--------------------------------------------------------------------------------

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
                            7. Sole Voting Power

                               4,277,743.34 (4)
--------------------------------------------------------------------------------
                            8. Shared Voting Power

                               0
--------------------------------------------------------------------------------
                            9. Sole Dispositive Power

                               4,277,743.34 (4)
--------------------------------------------------------------------------------
                           10. Shared Dispositive Power

                               0
--------------------------------------------------------------------------------
     11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          4,277,743.34 (4)
--------------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)

                 12.68%
--------------------------------------------------------------------------------
     14.  Type of Reporting Person (See Instructions)

          PN
--------------------------------------------------------------------------------

(4) Includes 4,045,257.28 shares of Common Stock held of record by BNP ETMF and 232,486.05 shares of Common Stock held of record by NVD3. BNP ETMF may be deemed to beneficially own such shares held by NVD3 by virtue of their relationship, whereby BNP PE is the management company and general partner of NVD3, and BNP PE shares certain common directors with GBFI, the general partner of BNP ETMF. BNP PE, as the general partner of NVD3, has voting and dispositive power over those shares owned by NVD3. BNP PE also serves as an investment advisor to BNP ETMF; however, BNP PE does not have voting power or dispositive control over the shares held by BNP ETMF.

                            STATEMENT ON SCHEDULE 13D

This Amendment No. 3 to the Statement on Schedule 13D supplements and amends Amendment No. 2 to the Statement on Schedule 13D filed by BNP Europe Telecom & Media Fund II, L.P., a limited partnership formed under the laws of the Cayman Islands, British West Indies ("BNP ETMF"), General Business Finance and Investments, Ltd., a company formed under the laws of the Cayman Islands, British West Indies ("GBFI"), Natio Vie Developpement 3, Fonds Commun de Placement a Risque, a limited partnership formed under the laws of France ("NVD3") and BNP Private Equity SAS, a societe anonyme formed under the laws of France ("BNP PE" and together with BNP ETMF, GBFI and NVD3, the "Reporting Persons") with the Securities and Exchange Commission on December 17, 2004 (the "Previous Filing"). This Amendment No. 3 is being filed to report the conversion of the Series I Preferred Stock, the Series J Preferred Stock and the Series M Preferred Stock held by the Reporting Persons in Cogent Communications Group, Inc., a Delaware corporation (the "Company") into common stock, par value $0.001 per share (the "Common Stock") of the Company. Following the conversion, the Company approved a 1-for-20 reverse stock split of all of its Common Stock. After the reverse stock split, the Company had 33,726,274 shares of Common Stock issued and outstanding. All percentages and amounts of Common Stock referred to herein have been calculated after giving effect to the reverse stock split, unless the context otherwise requires. Only those items that are hereby reported are amended; all other items remain unchanged. All capitalized terms shall have the meanings assigned to them in the Previous Filing, unless otherwise indicated herein.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and supplemented by the addition of the following paragraphs:

On February 9, 2005, BNP ETMF and NVD3, together with all the holders of the Company's Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock, Series I Preferred Stock, Series J Preferred Stock, Series K Preferred Stock, Series L Preferred Stock and Series M Preferred Stock (together, the "Preferred Stock"), irrevocably agreed to convert all of their shares of Preferred Stock into Common Stock in the Company (the "Conversion"). The Conversion was effected through a Conversion and Lock-up Agreement, dated as of February 9, 2005, among the Company, BNP ETMF, NVD3 and certain other holders of the Preferred Stock, attached as Exhibit G hereto (the "Conversion and Lock-up Agreement"). The Conversion was consummated on February 15, 2005, and, as of this date, BNP ETMF was deemed to be the beneficial holder of 80,905,145.69 shares of Common Stock and NVD3 was deemed to be the beneficial holder of 4,649,721.02 shares of Common Stock. Following the reverse stock split, BNP ETMF was deemed to be the beneficial holder of 4,045,257.28 shares of Common Stock and NVD3 was deemed to be the beneficial holder of 232,486.05 shares of Common Stock.

The shares of Series I Preferred Stock, Series J Preferred Stock and Series M Preferred Stock held by BNP ETMF and NVD3 were converted in accordance with the conversion mechanisms detailed in the Series I Certificate of Designations, Series J Certificate of Designations and Series M Certificate of Designations, respectively. Each share of Series I Preferred Stock was converted into 6,199.628022 shares of Common Stock; each share of Series J Preferred Stock was converted into 30,998.140112 shares of Common Stock; and each share of Series M Preferred Stock was converted into 30,998.140112 shares of Common Stock.

This Item 3 (and other Items of this statement) does not provide a complete description of the Conversion and Lock-up Agreement or the Certificates of Designations and each such description is qualified in its entirety by reference to the respective agreement or document which the Reporting Persons have filed as Exhibits B, D, F and G to this form.

ITEM 4.  PURPOSE OF TRANSACTION

The last seven paragraphs contained in Item 4 are hereby deleted and replaced by the following:

Conversion and Lock-up Agreement. The Conversion and Lock-up Agreement restrict sales of the Company's Common Stock by the stockholders party thereto for a period of six (6) months following the date the Conversion and Lock-up Agreement was executed. Pursuant to the Conversion and Lock-up Agreement, each of the stockholders may sell no more than their pro rata shares equal to 0.33 percent of the total outstanding Common Stock of the Company (approximately 100,000 shares of Common Stock) during any one month period, and a total of two percent (2%) of the Company's common stock over the six (6) month lock-up period. During the lock-up period, each stockholder may not exercise its right to require the Company to register shares of such stockholder's Common Stock pursuant to the Registration Rights Agreement (hereinafter defined); provided that the stockholders shall be entitled to exercise their "piggyback" registration rights pursuant to the Registration Rights Agreement during the lock-up period.

Stockholders Agreement. In connection with the Conversion, the Fifth Amended and Restated Stockholders Agreement, dated as of October 26, 2004, by and among BNP ETMF, NVD3, the Company and certain other stockholders of the Company was further amended and restated by a Sixth Amended and Restated Stockholders Agreement, dated as of February 9, 2005, by and among the Company and certain stockholders of the Company, attached hereto as Exhibit H (the "Stockholders Agreement") in order to, among other things, eliminate references to the Preferred Stock and to eliminate certain protective provisions.

Stockholders Agreement - Board Representation. Pursuant to the terms of the Stockholders Agreement, certain investors are entitled to nominate persons to the Board of Directors of the Company, and each of the stockholders that is a party to the Stockholders Agreement agrees to votes its shares of Common Stock to elect such persons to the Board of Directors of the Company. BNP ETMF is currently entitled to nominate one (1) member to the current nine- (9) member Board of Directors of the Company. NVD3 is not entitled to nominate any members to the Board of Directors of the Company; however, NVD3 is required to vote its Common Stock to elect the persons nominated by the other stockholders pursuant to the Stockholders Agreement to the Board of Directors of the Company.

Stockholders Agreement - Right of First Offer With Respect to Additional Issuances of Securities by the Company. Pursuant to the terms of the Stockholders Agreement, the Company is obligated to offer any additional sales or other issuances of securities of the Company first to the stockholders who are a party to the Stockholders Agreement and hold at least a certain number of shares of Common Stock of the Company as set forth in the Stockholders Agreement. As of the date hereof, the Reporting Persons are entitled to such right of first offer.

Stockholders Agreement - Right of First Refusal and Right of Participation With Respect to Stock Held by David Schaeffer. Pursuant to the terms of the Stockholders Agreement, the stockholders who are a party to the Stockholders Agreement have a right of first refusal and a right of participation with respect to certain dispositions of securities held by David Schaeffer.

Registration Rights Agreement - Registration of Shares of Common Stock for Resale. In connection with, and as a pre-condition to, the NVA Agreement and Plan of Merger, the Sixth Amended and Restated Registration Rights Agreement by and among BNP ETMF, NVD3, the Company and certain other stockholders was further amended and restated by a Seventh Amended and Restated Registration Rights Agreement, dated as of October 26, 2004, among the Company and certain stockholders of the Company, attached hereto as Exhibit I (the "Registration Rights Agreement"). Pursuant to the terms of the Registration Rights Agreement, at any time after the earlier of (i) July 31, 2006 and (ii) the date that is 6 months after the first public offering of securities of the Company after the date of the Registration Rights Agreement, the holders of more than 50% of the Common Stock issued or issuable upon the conversion of the Series F Preferred Stock, Series G Preferred Stock, Series I Preferred Stock, Series J Preferred Stock, Series K Preferred Stock, Series L Preferred Stock and Series M Preferred Stock (or otherwise distributed in respect of the Series F Preferred Stock, Series G Preferred Stock, Series I Preferred Stock, Series J Preferred Stock, Series K Preferred Stock, Series L Preferred Stock and Series M Preferred Stock) may request the Company to register the Common Stock issued or issuable upon the conversion of the Series F Preferred Stock, Series G Preferred Stock, Series I Preferred Stock, Series J Preferred Stock, Series K Preferred Stock, Series L Preferred Stock and Series M Preferred Stock (or otherwise distributed in respect of the Series F Preferred Stock, Series G Preferred Stock, Series I Preferred Stock, Series J Preferred Stock, Series K Preferred Stock, Series L Preferred Stock and Series M Preferred Stock).

The foregoing summary of the Gamma Agreement and Plan of Merger, the Omega Agreement and Plan of Merger, the NVA Agreement and Plan of Merger, the Certificates of Designations, the Conversion and Lock-up Agreement, the Stockholders Agreement and the Registration Rights Agreement and the agreements and transactions contemplated thereby is qualified in its entirety by reference to the Gamma Agreement and Plan of Merger, the Omega Agreement and Plan of Merger, the NVA Agreement and Plan of Merger, the Certificates of Designations, the Conversion and Lock-up Agreement, the Stockholders Agreement and the Registration Rights Agreement attached as Exhibits A-I hereto, and incorporated herein by reference.

Except as set forth above in this statement, none of the Reporting Persons has any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b) The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 33,726,274 shares of Common Stock issued and outstanding, as reported by the Company to the Reporting Persons, of which 30,067,939 shares are owned by various investors, 2,241,749 shares are held by David Schaeffer, 495,154 shares are held by the management team other than David Schaeffer, 301,118 shares are publicly traded, 61,463 shares are Company treasury shares and 558,851 are reserved for issuance upon conversion of the Company's options and warrants.

Amounts shown as beneficially owned by each of BNP ETMF, GBFI, NVD3 and BNP PE include 4,277,743.34 shares of Common Stock of the Company.

(c) Except as set forth in Item 4 above, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d) Except as set forth in this Item 5, no person other than each respective record owner of securities referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and restated in its entirety as follows:

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into the Gamma Agreement and Plan of Merger, the Omega Agreement and Plan of Merger and the NVA Agreement and Plan of Merger which are attached hereto as Exhibits A, C and E respectively. The Gamma Agreement and Plan of Merger was entered into as of January 5, 2004, the Omega Agreement and Plan of Merger was entered into as of March 30, 2004 and the NVA Agreement and Plan of Merger was entered into as of October 26, 2004. Certain terms and conditions of these agreements and the Certificates of Designations are described in Items 3 - 5 above.

The Conversion and Lock-up Agreement was entered into as of February 9, 2005 by the Company, BNP ETMF, NVD3 and certain other stockholders listed on Schedule I to the Conversion and Lock-up Agreement which is attached hereto as Exhibit G. Certain terms and conditions of the Conversion and Lock-up Agreement are described in Items 3 and 4 above.

The Stockholders Agreement was entered into as of February 9, 2005 by the Company, BNP ETMF, NVD3 and certain other stockholders whose names are set forth on Schedule I to the Stockholders Agreement which is attached hereto as Exhibit
H. Certain terms and conditions of the Stockholders Agreement are described in
Item 4 above.

The Registration Rights Agreement was entered into as of October 26, 2004. The Registration Rights Agreement is attached hereto as Exhibit I. Certain terms and conditions of the Registration Rights Agreement are described in Item 4 above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and restated in its entirety as follows:

------------------ -------------------------------------------------------------
EXHIBIT A           Agreement and Plan of Merger by and among the Company, Lux
                    Merger Sub, Inc. and Symposium Gamma, Inc., dated January 5,
                    2004 (filed as Exhibit 2.1 to the Company's filing on Form
                    8-K on January 8, 2004).
----------------- --------------------------------------------------------------
EXHIBIT B           Certificate of Designations, Preferences and Rights of
                    Series I Preferred Stock of the Company (filed as Exhibit B to the Reporting Person's filing for Cogent Communications
                    Group Inc. on Form 13D on April 14, 2004).
----------------- --------------------------------------------------------------
EXHIBIT C           Agreement and Plan of Merger by and among the Company, DE
                    Merger Sub, Inc. and Symposium Omega, Inc., dated March 30,
                    2004 (filed as Exhibit 2.6 to the Company's filing on Form
                    10-K on March 30, 2004).
----------------- --------------------------------------------------------------
EXHIBIT D           Certificate of Designations, Preferences and Rights of
                    Series J Preferred Stock of the Company (filed as Exhibit D to the Reporting Person's filing for Cogent Communications
                    Group Inc. on Form 13D on April 14, 2004).
----------------- --------------------------------------------------------------
EXHIBIT E           Agreement and Plan of Merger by and among the Company, NVA
                    Acquisition, Inc. and Cogent Potomac, Inc., dated October
                    26, 2004 (filed as Exhibit E to the to the Reporting
                    Person's filing for Cogent Communications Group Inc. on Form
                    13D/A on December 17, 2004).
----------------- --------------------------------------------------------------
EXHIBIT F           Certificate of Designations, Preferences and Rights of
                    Series M Preferred Stock of the Company (filed as Exhibit F to the to the Reporting Person's filing for Cogent
                    Communications Group Inc. on Form 13D/A on December 17,
                    2004).
----------------- --------------------------------------------------------------
EXHIBIT G           Conversion and Lock-up Agreement, dated as of February 9,
                    2005.
----------------- --------------------------------------------------------------
EXHIBIT H           Sixth Amended and Restated Stockholders Agreement, dated as of February 9, 2005.
----------------- --------------------------------------------------------------
EXHIBIT I           Seventh Amended and Restated Registration Rights Agreement,
                    dated as of October 26, 2004 (filed as Exhibit H to the to the Reporting Person's filing for Cogent Communications
                    Group Inc. on Form 13D/A on December 17, 2004).
----------------- --------------------------------------------------------------

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2005



/s/ Richard Pelletier
--------------------------------------
Name:   Richard Pelletier
Title:  Authorized Signatory


/s/ Jennifer Fischetti
--------------------------------------
Name:   Jennifer Fischetti
Title:  Authorized Signatory

GENERAL BUSINESS FINANCE AND INVESTMENTS LTD. and BNP EUROPE TELECOM & MEDIA FUND II, LP, by General Business Finance and Investments Ltd., its General Partner by Commerce Advisory Limited, its Partnership Secretary



/s/ Bernard d'Hotelans
--------------------------------------
Name:   Bernard d'Hotelans
Title:  Fund Manger

BNP PRIVATE EQUITY SA and NATIO VIE DEVELOPPEMENT 3, FONDS COMMUN DE PLACEMENT A RISQUE, by BNP Private Equity SA, its General Partner


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                INDEX TO EXHIBITS
                                -----------------

------------------ -------------------------------------------------------------
EXHIBIT A           Agreement and Plan of Merger by and among the Company, Lux
                    Merger Sub, Inc. and Symposium Gamma, Inc., dated January 5,
                    2004 (filed as Exhibit 2.1 to the Company's filing on Form
                    8-K on January 8, 2004).
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EXHIBIT B           Certificate of Designations, Preferences and Rights of
                    Series I Preferred Stock of the Company (filed as Exhibit B to the Reporting Person's filing for Cogent Communications
                    Group Inc. on Form 13D on April 14, 2004).
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EXHIBIT C           Agreement and Plan of Merger by and among the Company, DE
                    Merger Sub, Inc. and Symposium Omega, Inc., dated March 30,
                    2004 (filed as Exhibit 2.6 to the Company's filing on Form
                    10-K on March 30, 2004).
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EXHIBIT D           Certificate of Designations, Preferences and Rights of
                    Series J Preferred Stock of the Company (filed as Exhibit D to the Reporting Person's filing for Cogent Communications
                    Group Inc. on Form 13D on April 14, 2004).
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EXHIBIT E           Agreement and Plan of Merger by and among the Company, NVA
                    Acquisition, Inc. and Cogent Potomac, Inc., dated October
                    26, 2004 (filed as Exhibit E to the to the Reporting
                    Person's filing for Cogent Communications Group Inc. on Form
                    13D/A on December 17, 2004).
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EXHIBIT F           Certificate of Designations, Preferences and Rights of
                    Series M Preferred Stock of the Company (filed as Exhibit F to the to the Reporting Person's filing for Cogent
                    Communications Group Inc. on Form 13D/A on December 17,
                    2004).
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EXHIBIT G           Conversion and Lock-up Agreement, dated as of February 9,
                    2005.
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EXHIBIT H           Sixth Amended and Restated Stockholders Agreement, dated as of February 9, 2005.
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EXHIBIT I           Seventh Amended and Restated Registration Rights Agreement,
                    dated as of October 26, 2004 (filed as Exhibit H to the to the Reporting Person's filing for Cogent Communications
                    Group Inc. on Form 13D/A on December 17, 2004).
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